**EVELO, INC.**

*Unaudited Financial Statements For The Years Ended December 31, 2015 and 2014*

October 12, 2016



Jason M. Tyra CPA PLLC

**Independent Accountant's Review Report**

To Management
Evelo, Inc.
Kent, Washington

I have reviewed the accompanying balance sheet of Evelo, Inc. as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

***Accountant's Conclusion***

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 12, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**EVELO, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2015 AND 2014**
_____

<u>**ASSETS**</u>

|  | **2015** | **2014** |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 764,414 | $ 158,041 |
| Inventory | 324,051 | 212,887 |
| Prepaid Expenses | - | 72,720 |
| TOTAL CURRENT ASSETS | 1,088,465 | 443,648 |
| | | |
| **NON-CURRENT ASSETS** | | |
| Equipment | 3,134 | 2,229 |
| Accumulated Depreciation | (2,999) | (2,005) |
| TOTAL NON-CURRENT ASSETS | 135 | 224 |
| | | |
| TOTAL ASSETS | $ 1,088,600 | $ 443,871 |

<u>**LIABILITIES AND STOCKHOLDERS' EQUITY**</u>

|  | **2015** | **2014** |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ 55,355 | $ 109,037 |
| Customer Deposits | - | 36,749 |
| Short Term Borrowings | 219,468 | 23,912 |
| TOTAL CURRENT LIABILITIES | 274,823 | 169,698 |
| **NON-CURRENT LIABILITIES** | | |
| Loans Payable | 101,859 | 121,327 |
| Notes Payable | 634,238 | - |
| TOTAL LIABILITIES | 1,010,920 | 291,025 |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock (10,000,000 shares authorized, 5,000,000 shares outstanding $.00004 par value) | 200 | 200 |
| Retained Earnings (Deficit) | 77,480 | 152,647 |
| TOTAL STOCKHOLDERS' EQUITY | 77,680 | 152,847 |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 1,088,600 | $ 443,871 |

**EVELO, INC.**
**INCOME STATEMENT**
**For the years ended December 31, 2015 and 2014**
_____

|  | 2015 | 2014 |
|---|---|---|
| **Operating Income** | | |
| Sales, Net | $ 1,753,914 | $ 1,402,813 |
| Cost of Goods Sold | 850,144 | 704,790 |
| **Gross Profit** | 903,770 | 698,023 |
| **Operating Expense** | | |
| Employee Salaries and Benefits | 382,756 | 192,787 |
| Sales Related Expenses | 119,139 | 97,681 |
| Advertising | 199,709 | 151,431 |
| Product Support | 90,870 | 53,936 |
| General & Administrative | 74,836 | 63,558 |
| Computer & Internet | 29,349 | 15,819 |
| Professional Fees | 16,860 | 8,743 |
| Rent & Utilities | 10,654 | 4,481 |
| Travel | 10,877 | 9,921 |
| Depreciation | 994 | 1,072 |
|  | 936,045 | 599,429 |
| **Net Income from Operations** | (32,275) | 98,594 |
| **Other  Income (Expense)** | | |
| Interest Expense | (21,936) | (9,881) |
| State and Local Taxes | (1,456) | (15,585) |
| **Net Income** | $ (55,666) | $ 73,128 |

**EVELO, INC.**
**STATEMENT OF CASH FLOWS**
**For the years ended December 31, 2015 and 2014**
_____

|  | 2015 | 2014 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (55,666) | $ 73,128 |
| Change in Inventory | (111,164) | (20,013) |
| Change in Prepaid Expenses | 72,720 | (72,720) |
| Change in Accounts Payable | (90,431) | 60,551 |
| **Net Cash Flows From Operating Activities** | (184,541) | 40,946 |
| **Cash Flows From Investing Activities** | | |
| Purchase of Equipment | (905) | (924) |
| Depreciation | 994 | 1,072 |
| **Net Cash Flows From Investing Activities** | 89 | 148 |
| **Cash Flows From Financing Activities** | | |
| Change in Short Term Borrowings | 195,556 | (109,836) |
| Sale (Retirement) of Notes | 614,770 | 121,327 |
| Shareholder Distributions | (19,500) | (13,041) |
| **Net Cash Flows From Investing Activities** | 790,826 | (1,550) |
| **Cash at Beginning of Period** | 158,041 | 118,498 |
| **Net Increase (Decrease) In Cash** | 606,373 | 39,543 |
| **Cash at End of Period** | $ 764,414 | $ 158,041 |

EVELO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 AND 2014

_____

ORGANIZATION AND NATURE OF ACTIVITIES

Evelo, Inc. ("the Company") designs and sells electric bicycles and accessories through its website and other retail partners. Evelo's products are meant for cyclists of all ages, fitness and skill levels.

Evelo, Inc. sustained a net operating loss for the year ended December 31, 2015. Management intends to conduct and equity crowdfund offering during the fourth quarter of 2016 for the purpose or raising additional operating capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the Company's equipment and estimated value of inventories on hand are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is carried at historical cost and includes amounts billed and paid for stock for which the Company has not yet taken delivery. The Company's management believes that losses due to obsolescence are likely to be rare, thus no amount has been recorded in the statements to account for impairment of inventory on hand.

Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist primarily of office equipment used in its day to day operations.

Depreciation expense is calculated on a straight-line basis. For 2015, the Company recorded depreciation expense in the amount of $994. For 2014, the Company recorded depreciation expense in the amount of $1,072.

EVELO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

_____

Short Term Borrowings

The Company has a bank line of credit which is reflected as a short term borrowing facility in the financial statements. The line of credit requires interest payments only at a rate of prime, plus 2.25%. The current interest rate is 5.5%. The line of credit must be renewed or paid in full at the end of the first quarter of each year.

Loans Payable

The Company has a loan outstanding with a term of seven years starting in 2014. The loan accrues interest at the rate of prime, plus 4.75%. The current interest rate is 7.5%.

Notes Payable

During 2015 and continuing into 2016, the Company sold a series of convertible notes ("the Notes") in order to raise operating capital. The Notes accrue interest at a rate of 4% annually and are convertible to equity in the event of a subsequent fundraising round, change of control event, or eighteen months from the date of issue, whichever comes first.

The Company has elected early adoption of the guidance specified by ASC 835-30-45-1. The Company recorded expense of $62,262 associated with the sale of the notes in 2015 as a reduction in the face value of the notes. This amount will be amortized over the life of the notes as imputed interest.

Sales

Sales are stated net of discounts, refunds, and state sales taxes collected.

Cost of Goods Sold

Cost of Goods Sold includes items related to manufacture of the Company's products held for sale, shipping expense for transportation from the manufacturer to the Company's facilities or contractors in the United States, shipping expense from the Company's facilities in the United States to customers, and fees related to payment processing.

Product Support

Product support expenses includes the cost of maintaining call center support for the Company's customers, warehousing and fulfillment costs, and costs associated with warranty claims related to the Company's products.

Federal Income Taxes

The Company has elected to be treated as a Subchapter S Corporation and is not a tax paying entity under most circumstances for federal income tax purposes. Items of income and expense are allocated to the members of the Company and taken on their individual tax returns.

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019. The Company's federal tax filing for fiscal year 2014 will fall within the statutory period of review by the IRS until 2018.

EVELO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

_____

State Taxes

The Company is subject to Washington State Business & Occupations ("B&O") Tax. The Company's 2015 B&O tax filing for the State of Washington will be subject to inspection by that State until expiration of the statutory period of limitations in 2020. The Company's 2014 B&O tax filing for the State of Washington will be subject to inspection by that State until expiration of the statutory period of limitations in 2019.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 11, 2016, the date that the financial statements were available to be issued.